Filed Pursuant to Rule 433
Registration Statement No. 333-213383-05
Dated August 7, 2018

Commonwealth Edison Company

First Mortgage 3.700% Bonds, Series 125, due 2028

August 7, 2018

Pricing Term Sheet

Issuer:	Commonwealth Edison Company
Ratings*:	A1 (Moody’s); A- (S&P); A (Fitch)
Securities:	First Mortgage 3.700% Bonds, Series 125
Trade Date:	August 7, 2018
Settlement Date**:	August 14, 2018 (T+5)
Principal Amount:	$550,000,000
Maturity Date:	August 15, 2028
Coupon:	3.700%
Benchmark Treasury:	2.875% due May 15, 2028
Benchmark Treasury Price / Yield:	99-04 / 2.979%
Spread to Benchmark Treasury:	75 basis points
Yield to Maturity:	3.729%
Public Offering Price:	99.760% of the principal amount
Interest Payment Dates:	February 15 and August 15 of each year, commencing February 15, 2019
Optional Redemption Provisions:	At any time prior to May 15, 2028 (three months prior to the maturity date), at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 12.5 basis points; and on or after May 15, 2028, at 100% of the principal; plus, in each case, accrued and unpaid interest to, but excluding, the redemption date
CUSIP / ISIN:	202795 JN1 / US202795JN13
Joint Book-Running Managers:	BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
U.S. Bancorp Investments, Inc.
CIBC World Markets Corp.
Credit Agricole Securities (USA) Inc.
SMBC Nikko Securities America, Inc.
Co-Managers:	CastleOak Securities, L.P.
Great Pacific Securities
Loop Capital Markets LLC
The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about August 14, 2018, which will be the fifth business day following the date of this term sheet (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet or the next two succeeding business days will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674, Citigroup Global Markets Inc. at 1-800-831-9146, Goldman Sachs & Co. LLC at 1-866-471-2526 or U.S. Bancorp Investments, Inc. at 1-877-558-2607.